UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By :	/s/ Jane Jie Sum
Name :	Jane Jie Sum
Title :	Chief Financial Officer

Date: September 30, 2008

Exhibit 99.1

Ctrip Announces Results of 2008 Annual General Meeting

Shanghai, China, September 30, 2008 – Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China, today announced the results of the shareholder votes at its 2008 annual general meeting of shareholders held in Shanghai today.

At the meeting, Ctrip was duly approved and authorized, but not obligated, by Ctrip’s shareholders to purchase its own American Depositary Shares (“ADSs”) with an aggregate value of US$15 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of the capital of Ctrip, with the cash consideration of such repurchase being paid on Ctrip’s behalf to the relevant ADS holders (or their agents) at the direction of the depositary. Under the approved resolutions, Mr. Min Fan, Ms. Jane Jie Sun and any person specifically nominated in writing by either of them for such purpose (each an “Authorized Person”) was authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the judgment of such Authorized Person, warrant, in accordance with all applicable requirements of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and on the terms set out in the resolutions of Ctrip’s board of directors approving such share repurchase.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information:

Jade Wei

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 11543

Email: yuwei@ctrip.com

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